Exhibit (a)(1)(iii)

September 27, 2004

Dear Concord Employee:

      I am pleased to announce that the Board has authorized Concord to repurchase, for cash, any and all outstanding options to purchase shares of Concord common stock with an exercise price of $25.00 per share or more (the “eligible options”) granted under Concord’s 1997 Stock Plan, as amended. As a holder of eligible options, you may participate, in whole or in part, in a tender offer described in the attached Offer to Purchase by following the procedures, and subject to the terms and conditions, contained in that document.

      In brief, Concord is offering its employees from $2.76 to $4.07 for each share of common stock issuable upon exercise of eligible options, depending upon the exercise price of the eligible option. By making this offer, we hope to provide some value to the holders of eligible options. In addition, the shares of common stock subject to eligible options that we purchase will be available for future grants, which will enable us to fulfill future compensation objectives more effectively. Assuming all eligible options are purchased in the offer, approximately 969,992 additional shares will become available for future grants, although there is no assurance that we will grant any options in the future.

      Attached is a personal option report outlining the current options you have that are eligible for this offer. The total cash consideration you are eligible to receive will be based on the number of shares subject to eligible options you tender for purchase in the offer multiplied by the applicable purchase price per share, less applicable withholding taxes.

      The offer to purchase your eligible options is being made upon the terms and subject to the conditions of the attached Offer to Purchase and Letter of Transmittal. The Offer to Purchase contains important information about the offer, including a detailed description of the terms of the offer, who may participate, the conditions to the offer, and the risks involved with participating. Please read the materials carefully and understand all aspects of the offer before deciding whether to participate. Please note that, if you decide to accept this offer, we must receive your properly-submitted response by 5:00 p.m., Boston time, on Tuesday, October 26, 2004, unless the expiration date is extended to a later date in accordance with the terms of the offer.

      This is a one-time, voluntary stock option repurchase program. We make no recommendation as to whether you should elect to tender your options, and we encourage you to consult with financial, legal and/or tax advisors prior to making any decision. If you do not accept the offer, or if we do not accept any options tendered for purchase, you will not receive any payment from us and those options will remain outstanding on their existing terms and conditions.

      If you have any questions about the offer, please call Kelly Konash at (508) 303-4396.

      As we continue building a great company, I’d like to personally thank you for all of your hard work and effort.

Sincerely,

DOUGLAS A. BATT
Executive Vice President and
General Counsel